MOMENTIVE PERFORMANCE MATERIALS INC.
Statement Regarding Computation of Ratios
(Amounts in millions of dollars, except per share data)

	Year ended December 31,
	2014	2013	2012	2011	2010
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	1,658	(363)	(362)	(107)	(65)
Fixed Charges:
Interest expensed and capitalized	162	394	278	257	251
Interest element of lease costs	7	5	12	10	9
Total fixed charges	169	399	290	267	260
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	1,827	36	(72)	160	195
Ratio of earnings to fixed charges	10.81	N/A	N/A	N/A	N/A

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.

(2)	Our earnings were insufficient to cover fixed charges by $363, $362, $107 and $65 for the years ended December 31, 2013, 2012, 2011 and 2010, respectively.